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                             April 11, 2024

       Joel Bennett
       Chief Financial Officer
       Avenir Wellness Solutions, Inc.
       5805 Sepulveda Blvd
       Suite 801
       Sherman Oaks, CA 91411

                                                        Re: Avenir Wellness
Solutions, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-Q for the
Period Ended September 30, 2023

       Dear Joel Bennett:

              We have reviewed your March 29, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29,
       2024 letter.

       Item 9. Changes in and Disagreements with Accountants on Accounting and Financial
       Disclosures

       Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page
       41

   1.                                                   Please address the
following regarding your response to prior comment two:
                                                            From your response
it is unclear whether your response to the first two bullets is only supplemental or
proposed disclosure changes. Please confirm that you will revise your disclosures
consistent with the information provided in your response to the first two bullets.
                                                            With regards to
your response to bullet three, revise your disclosures to clearly link your response to
bullets two and three such that the most sensitive risk is that the transactions
conducted through a related party, third-party account, by the Company's employees, are also
recorded and reported within the Company's accounting records
 Joel Bennett
Avenir Wellness Solutions, Inc.
April 11, 2024
Page 2
              even though these actions are not specifically prescribed in the Distribution Services
              Agreement and was based on authorization granted extemporaneously by the chief executive office of the Company.
Note 2. Summary of Significant Accounting Policies
Correction of an Error, page F-25

2.       We have considered your response to prior comment 6. Given the quantitative
         significance of the error to net loss per share, and the fact that we do not agree that the factors cited in your qualitative assessment overcomes such significance, we disagree with
         the Company   s conclusion that the error was immaterial. As a result,
we believe the
         Company   s consolidated financial statements are materially misstated
and therefore,
         should be restated. Please amend the applicable filings to present restated financial statements reflecting the correction of the error in accordance with ASC 250 and file an
         Item 4.02 Form 8-K. Additionally, please update the disclosure in Item 9A regarding any new material weaknesses identified in connection with this error.

3.       We have considered your response to prior comment 6 and do not agree with your
         conclusion that neither the predecessor auditor nor the successor auditor is required to take responsibility for the auditing of the correction of the error in the audit report. As discussed in paragraph 57 of AS 3105, if the predecessor auditor revises the audit report or if the financial statements are adjusted, he or she should dual-date the audit report. To the extent the successor auditor audited the adjustments necessary to the December
         31,2021 financial statements for the error correction, please provide a revised audit report from the successor auditor to make that clear. Furthermore, we do not agree with your conclusion that the predecessor audit report does not need to be adjusted to add an explanatory paragraph in the reissued audit report for the adjustments made to the 2021 financial statements related to discontinued operations, and for the adjustments related to the correction of the error, if applicable. Please refer to Question 9 in the PCAOB Staff
         Questions and Answers related to Adjustments to Financial Statements Audited by a
         Predecessor Auditor available on the PCAOB   s website at: Microsoft
Word - Staff QA
         Adjustments to FS Audited by Predecessor Auditor     (pcaobus.org)
       Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJoel Bennett                                 Sincerely,
Comapany NameAvenir Wellness Solutions, Inc.
                                                               Division of
Corporation Finance
April 11, 2024 Page 2                                          Office of Life
Sciences
FirstName LastName